EXHIBIT 12

THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Six Months Ended December 31
Amounts in millions	2009	2008	2007	2006	2005	2009	2008
EARNINGS, AS DEFINED
Earnings from operations before income taxes and before adjustments for minority interests in consolidated subsidiaries and after eliminating undistributed earnings of equity method investees	$14,461	$14,927	$13,698	$11,658	$9,128	$8,824	$8,184
Fixed charges (excluding amortization capitalized interest)	1,576	1,640	1,458	1,268	948	623	782

TOTAL EARNINGS, AS DEFINED	$16,037	$16,567	$15,156	$12,926	$10,076	$9,447	$8,966

FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$1,431	$1,546	$1,374	$1,153	$869	$546	$729
1/3 of rental expense	177	137	124	122	90	89	69

TOTAL FIXED CHARGES, AS DEFINED	$1,608	$1,683	$1,498	$1,275	$959	$635	$798

RATIO OF EARNINGS TO FIXED CHARGES	10.0x	9.8x	10.1x	10.1x	10.5x	14.9x	11.2x